Exhibit 99.1

Fusion Fuel Announces New LPG Projects for Subsidiary Al Shola Gas

DUBLIN, Ireland, 25 July 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions, today announced that, in July 2025, its majority-owned operating subsidiary, Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), confirmed a number of new projects for the installation and maintenance of liquefied petroleum gas (“LPG”) systems and the supply of bulk LPG across multiple large-scale residential and commercial developments in Dubai, United Arab Emirates.

The largest new projects under contract are valued at over AED 1.9 million (approximately $517,000). These projects include utility operations and bulk LPG supply for a 20-floor high-rise residential edifice comprising 722 apartments with a confirmed value of AED 885,000 (approximately $241,000), and utility arrangements for an 8-floor mixed-use development comprising residential and commercial spaces, valued at AED 850,000 (approximately $232,000).

In addition to these larger projects, Al Shola Gas confirmed several new contracts with total estimated values of approximately AED 200,000 (approximately $54,000).

Collectively, these new orders are expected to represent a significant contribution to the Al Shola Gas pipeline for the upcoming quarters.

Since the beginning of 2025, Al Shola Gas has averaged between 580 and 630 metric tons (MT) of bulk LPG and 160 to 180 MT of LPG in cylinders per month, underscoring the continued strong demand for LPG supply and services in the UAE market.

John-Paul Backwell, CEO of Fusion Fuel, commented:

“These additional orders demonstrate the strength of Al Shola Gas’s market presence and its ability to secure and service high-profile developments in Dubai. The new projects not only add meaningful near-term revenue but also reinforce our strategy to grow our energy services platform in the Gulf region, supporting our broader mission to deliver innovative, sustainable, and reliable energy solutions. The substantial growth in orders and project backlog means that the engineering team at Al Shola Gas is now fully booked for the upcoming 18 months.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated, or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu